Exhibit 99.1

TODD SHIPYARDS CORPORATION ANNOUNCES FINANCIAL RESULTS FOR MARCH 29, 2009

CONTACT: HILARY PICKEREL
TOTAL PAGES - 4	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...June 10, 2010...Todd Shipyards Corporation ("we", "us" or "our") (NYSE:TOD) announced financial results for the fiscal year and fourth quarter ended March 28, 2010.

For the fiscal year, we reported net income of $7.8 million, or $1.35 per diluted share, on revenue of $180.0 million. In the prior fiscal year ended March 29, 2009, we reported net income of $4.8 million, or $0.83 per diluted share, on revenue of $113.5 million. For the quarter ended March 28, 2010, we reported net income of $2.6 million, or $0.46 per diluted share, on revenue of $48.7 million which compares to net income of $1.6 million, or $0.28 per diluted share, on revenue of $33.2 million reported for the same quarter in the prior year.

Our fiscal year 2010 revenue of $180.0 million reflects an increase of $66.5 million, or 59%, from fiscal year 2009 levels, while fourth quarter revenue of $48.7 million reflects an increase of $15.5 million, or 47%, compared to fiscal year 2009 fourth quarter results. The revenue increase in fiscal year 2010 was primarily attributable to higher volumes of ship repair activity for the U.S. Navy and U.S. Coast Guard, and the construction of new 64-Auto Ferries for the Washington State Department of Transportation.

For the fiscal year and fourth quarter ended March 28, 2010, we reported operating income of $10.5 million and $3.6 million, respectively. For the preceding fiscal year and fourth quarter ended March 29, 2009, we reported operating income of $3.5 million and $2.2 million, respectively. The year on year increase in operating income from fiscal year 2009 to fiscal year 2010 resulted from the increased business volumes discussed above and less-than-proportionate increases in corresponding operating costs.

We reported investment and other income of $1.6 million for the fiscal year ended March 28, 2010 and $0.7 million for the quarter then ended. In the prior fiscal year ended March 29, 2009, we reported investment and other income of $4.2 million and $0.8 million for the quarter then ended. The decrease in investment and other income from fiscal year 2009 to fiscal year 2010 was primarily driven by the conclusion in early fiscal 2010 of a multi-year facility lease associated with the construction of the new Hood Canal Floating Bridge.

For the fiscal year ended March 28, 2010, we reported $12.1 million of income before income taxes of $4.3 million. For the quarter then ended, we reported $4.3 million of income before income taxes of $1.7 million. For the prior fiscal year and fourth quarter ended March 29, 2009, we reported $7.8 million of income before income taxes of $3.0 million, and $3.0 million of income before income taxes of $1.4 million, respectively.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

TODD SHIPYARDS CORPORATION
AUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Periods ended March 28, 2010 and March 29, 2009
(In thousands of dollars, except per share data)

	Quarter Ended		Year Ended
	2010	2009	2010	2009
Revenues	$ 48,688	$ 33,232	$ 180,023	$ 113,518
Operating expenses
Cost of revenues	33,952	21,337	131,377	76,554
Administrative and manufacturing overhead	11,183	9,699	38,248	33,545
Other insurance settlements	(49)	(24)	(112)	(90)
Total operating expenses	45,086	31,012	169,513	110,009

Operating income	3,602	2,220	10,510	3,509

Total Investment and other income	729	792	1,630	4,248

Income before income taxes	4,331	3,012	12,140	7,757
Income tax expense	(1,696)	(1,370)	(4,331)	(2,975)
Net income	$ 2,635	$ 1,642	$ 7,809	$ 4,782

Net income per Common Share:
Diluted	$ 0.46	$ 0.28	$ 1.35	$ 0.83
Number of shares used in calculation of
earnings per share (in thousands):	5,776	5,786	5,787	5,780

A copy of our financial statements for the year ended March 28, 2010 will be filed with the Securities & Exchange Commission as part of our Annual Report on Form 10-K. Our Form 10-K should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
Periods ended March 28, 2010 and March 29, 2009
(In thousands of dollars)

	2010	2009

ASSETS
Cash and cash equivalents	$ 8,171	$ 4,551
Securities available-for-sale	20,021	19,003
Accounts receivable
U.S. Government	6,689	5,035
Other, net	15,592	8,878
Costs and estimated profits in excess of billings on incomplete contracts	20,675	12,326
Inventory	1,491	1,523
Insurance receivable	447	382
Other current assets	2,068	3,457
Deferred taxes	402	66
Total current assets	75,556	55,221
Property, plant and equipment, net	29,716	32,045
Restricted cash	5,627	3,807
Deferred pension assets	11,657	7,942
Insurance receivable	7,180	8,622
Intangible assets, net	1,553	1,859
Goodwill	1,109	1,109
Other long-term assets	898	3,635
Total assets	$ 133,296	$ 114,240
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals	$ 16,635	$ 13,403
Accrued payroll and related liabilities	3,586	2,142
Billings in excess of costs and estimated profits on incomplete contracts	13,624	8,619
Environmental and other reserves	447	382
Taxes payable other than income taxes	1,559	1,376
Income taxes payable	676	1,199
Total current liabilities	36,527	27,121
Environmental and other reserves	10,415	10,703
Accrued post retirement health benefits	6,171	8,701
Deferred taxes	2,648	1,171	(1)
Other non-current liabilities	2,133	2,413
Total liabilities	57,894	50,109
Stockholders' equity
Common stock $.01 par value, authorized 19,500,000 shares,
issued 11,828,305 shares in 2010 and 2009, and outstanding
5,775,691 in 2010 and 5,766,071 in 2009	118	118
Paid-in capital	38,885	38,690
Retained earnings	86,564	80,056	(1)
Accumulated other comprehensive loss	(6,308)	(10,806)
Treasury stock (6,052,614 shares in 2010 and 6,062,234 shares in 2009)	(43,857)	(43,927)
Total stockholders' equity	75,402	64,131
Total liabilities and stockholders' equity	$ 133,296	$ 114,240

(1) Revised due to prior period corrections. See Note 20 of the Notes to Consolidated Financial Statements.

A copy of our financial statements for the year ended March 28, 2010 will be filed with the Securities & Exchange Commission as part of our Annual Report on Form 10-K. Our Form 10-K should be read in conjunction with this balance sheet information.